September 28, 2012

VIA E-MAIL AND EDGAR

Mr. Larry Greene

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2 (the “Registration Statement”)

Dear Gentlemen:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in our telephone conversations with the Staff on September 20, 2012 regarding the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses.

General Comments

1.	Comment: The Staff references the Company’s response to Comment 3, and requests confirmation that the full board, i.e., meeting the requirements of Section 56 of the 1940 Act, reviews and approve the terms of the purchase. In addition, please disclose the nature of the findings or conclusions by the board in connection with its review of the initial portfolio acquisition.

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

Response

The Company confirms that a majority of the Company’s Board of Directors are persons that are not interested persons of the Company in compliance with Section 56 of the 1940 Act and that the Company’s Board of Directors, including the noninterested directors, will review and approve the terms of the purchase of the initial portfolio.

The Company confirms that it will revise the registration statement in a subsequent pre-effective amendment to include the nature of the findings or conclusions by the Company’s Board of Directors in connection with its review of the initial portfolio acquisition.

2.	Comment: The Staff references the Company’s response to Comment 9 and requests further explanation as to how the statement “Stellus Capital Management will allocate such expenses on an equitable basis, subject to oversight by our board of directors,” is consistent with the requirements of Sections 57(a) or (d) of the 1940 Act.

Response

The Massachusetts Mutual Life Insurance Company no-action letter (pub. avail. June 7, 2000) specifically provides for “[t]ransaction costs and expenses [to] be shared by the participants on a pro rata basis according to the amount of their participation” and for “[a]ny transaction fees payable to the participants of an Aggregated Transaction [to] be distributed on a pro rata basis to the participants in amounts proportionate to their respective investments.” Stellus Capital Management intends to allocate expenses on a pro rata basis according to the amount of participation by the participant and likewise any transaction fees payable to the participants of a transaction will be distributed to participants on a pro rata basis. Therefore, we do not believe that the arrangement should be subject to Sections 57(a) and (d) of the 1940 Act as it is consistent with the Massachusetts Mutual Life Insurance Company no-action letter. The Company has revised the Registration Statement on page 7 to disclose this pro rata distribution.

3.	Comment: The Staff references the Company’s response to Comment 23 and requests that the Company further revise the Risk Factor entitled “Our ability to sell or otherwise exit investments in which affiliates of Stellus Capital Management also have an investment may be restricted, which may have a materially adverse impact on our ability to manage our investment portfolio” to explain whether prohibited from exiting our positions” refers to selling to an affiliate or not selling to anyone.

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

Response

The Company has revised the Registration Statement on page 24 to clarify that the Company would be prohibited from selling to an affiliate or selling in a joint transaction involving an affiliate.

4.	Comment: The Staff references the Company’s response to Comment 24. If the Company plans to use derivatives, how much may the Fund invest in derivatives, for hedging or other purposes?

Response

The Company respectfully advises the Staff that it is unable to estimate how much it may invest in derivatives, for hedging or other purposes as any such investing will depend on a variety of factors, including, among other factors, the size of the Company, the amount of debt the Company has outstanding and current market interest rates. In general, the Company would look to employ derivatives in the form of interest rate hedges, after approval by the Company’s Board of Directors (which includes a majority of the independent directors), to limit interest rate volatility in the portfolio.

5.	Comment: The Staff references the Company’s response to Comment 34. Please provide a more complete definition of mezzanine debt or, in the alternative, confirm that when the Company invests in mezzanine debt, it will only invest in senior unsecured loans or subordinated loans.

Response

The Company respectfully advises the Staff that the Company’s description of mezzanine debt on pages 63-64 of the Registration Statement describes the forms of mezzanine debt that the Company will invest, i.e., senior unsecured loans and subordinated loans.

Accounting Comments

6.	Comment: Please advise us of how the Company will comply with the asset coverage ratio requirement contained in Section 61 of the Investment Company Act of 1940 (the “1940 Act”).

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

Response

Please be advised that the Company will file an election to be treated as a business development company with the SEC on the same day that it enters into a firm commitment underwriting agreement with the underwriters named in the prospectus. Pursuant to the underwriting agreement, the underwriters will be obligated, subject to certain limited exceptions, to purchase from the Company a certain number of shares of its common stock. The underwriters will then be obligated pursuant to the underwriting agreement to deliver the net proceeds from the sale of such shares to the Company within three-to-four business days after entering into the underwriting agreement. The Company will then use such proceeds to immediately repay its outstanding borrowings under the Bridge Facility, as disclosed in the Registration Statement. As a result of the lag between the signing of the underwriting agreement and Company’s receipt of IPO proceeds, the Company may, depending on the terms and amount of the Bridge Facility, exceed the 200% asset coverage test for a period of approximately three days between the Company’s election to be treated as a business development company and the receipt of IPO proceeds. However, in all circumstances, the Company will be in compliance with the 200% asset coverage test upon the consummation of its initial public offering and purchasers receipt of their shares of the Company’s common stock. Moreover, if the Company does not consummate its initial public offering it would withdraw its election to operate as a business development company and because there will be no stockholders of the Company, there will be no stockholders harmed as a result of the Company exceeding the 200% asset coverage test. For the Staff’s reference, similar transactions also took place and are described in the Registration Statements of Patriot Capital Funding, Inc. (SEC File No. 333-124831) and MCG Capital Corporation (SEC File No. 333-64596).

7.	Comment: The Registration Statement discusses potential conflicts whereby an advisory client may hold an equity interest in a portfolio company in which the Company holds debt. Discuss how the adviser will resolve that conflict and how the board will monitor this and the other conflicts of interest disclosed.

Response

Investment advisory firms that advise multiple entities, such as Stellus Capital Management, LLC (the “Advisor”), are routinely faced with the conflicts of interest as described in the Company’s Registration Statement. The Advisor will deal with any such conflicts in a manner consistent with its fiduciary duties. The Board of Directors of the Company, including the independent directors, will review conflicts of interest such as those referenced by the Staff in connection with its review of the performance of our investment adviser.

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

The Company has updated the disclosure on page 19 of the Registration Statement to indicate that the Company’s Board of Directors, including the independent directors, reviews conflicts of interest in connection with its review of the performance of the Advisor.

8.	Comment: Please describe the pertinent details of the transaction in which the Company will acquire the initial portfolio in a formation transaction prior to making its BDC election., including the timing of the transaction, the calculation of the purchase price as compared to the fair value of the portfolio and how the financial aspects of the transaction will be presented in the Registration Statement.

Response

As disclosed in the Registration Statement, the Company intends to acquire the initial portfolio from the D. E. Shaw group for a combination of cash and stock. The Company has engaged an independent third-party valuation firm to assist in its determination of the acquisition price of the initial portfolio, which will be approved by the Company’s Board of Directors (which includes a majority of independent directors).

The Registration Statement, prior to being declared effective by the SEC, will include audited financial statements for the period ended September 30, 2012. Within the audited financial statements, the Company intends to include a “Subsequent Event” footnote that will describe the agreement entered into with the D. E. Shaw group to purchase the initial portfolio that will include a schedule of investments to be acquired by the Company with the purchase price of each portfolio company. The Company has engaged an independent third-party valuation firm to provide it with positive assurance that the purchase price for each investment in the initial portfolio reasonably represents the fair value thereof. The Board of Directors (which includes a majority of independent directors) of the Company will also approve such purchase prices as well as the terms of the acquisition agreement. In addition, at the time the Company enters into the asset purchase agreement to acquire the initial portfolio, immediately prior to the acquisition of the initial portfolio the third-party valuation firm will provide the Company with a “bring down” from the independent third-party valuation firm indicating that there has not been any material change in the fair value of the portfolio.

The Registration Statement will also include a Capitalization table under the heading “Capitalization” that will include the capitalization of the Company and the net asset value per share of the Company (a) on an actual basis as of September 30, 2012; (b) on a pro forma basis giving effect to (i) the private placement by the Company, (ii) the acquisition of the initial portfolio, and (iii) the Company’s draw down under its Bridge Facility; and (c) on a pro forma, as-adjusted, basis to give effect to (i) the net proceeds of the Company’s initial public offering, (ii) the repayment in full of the Bridge Facility, and (iii) the Company’s draw down under the Credit Facility in connection with the repayment of the Bridge Facility.

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

We believe that this disclosure will adequately apprise investors of the net asset value of the Company at important times.

9.	Comment: The Registration Statement discloses that “fair value is the purchase price of [the] initial portfolio as allocated among each of the loans.” Please explain what this statement means.

Response

The Company has revised the Registration Statement to remove this reference.

*        *        *        *        *

Division of Investment Management

Larry Greene

Kevin Rupert

September 28, 2012

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Robert T. Ladd, Stellus Capital Investment Corporation

Harry Pangas

Stephani Hildebrandt